Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Fiscal Year
	2013	2012	2011
Computation of Earnings:
Income before income taxes	$44,244	$53,348	$51,551
Add:
Interest expense	27,474	33,104	33,669
Amortization of debt premium/discount and expenses	1,933	2,242	2,330
Interest portion of rent expense	2,380	1,975	1,746

Earnings as adjusted	$76,031	$90,669	$89,296

Computation of Fixed Charges:
Interest expense	$27,474	$33,104	$33,669
Capitalized interest	177	111	159
Amortization of debt premium/discount and expenses	1,933	2,242	2,330
Interest portion of rent expense	2,380	1,975	1,746

Fixed charges	$31,964	$37,432	$37,904

Ratio of Earnings to Fixed Charges	2.38	2.42	2.36